SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rennova Health, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

759757107
(CUSIP Number)

December 31, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757107	SCHEDULE 13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 347,097 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 383,548 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 347,097 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 383,548 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,097 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

383,548 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.83% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, each of the Preferred Stock and Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 759757107	SCHEDULE 13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, each of the Preferred Stock and Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 759757107	SCHEDULE 13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, each of the Preferred Stock and Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 759757107	SCHEDULE 13G/A	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)* 709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

645,161 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

709,162 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, each of the Preferred Stock and Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 759757107	SCHEDULE 13G/A	Page 6 of 8 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on February 24, 2015 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of Common Stock, $0.01 par value (the "Common Shares"), of Rennova Health, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 1(a), 1(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Rennova Health, Inc. (f/k/a CollabRx, Inc.).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 400 South Australian Avenue, Suite 800, West Palm Beach, Florida 33401.

Item 2(c).	CUSIP NUMBER:

759757107

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 14,408,436 shares of Common Stock issued and outstanding as of December 28, 2015, as represented in the Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 28, 2015 and assumes the conversion of the reported Preferred Stock (“Reported Preferred Stock”) and exercise of the reported warrants (the "Reported Warrants") subject to the Blockers (as defined below).

Pursuant to the terms of the Certificate of Designations with respect to the Reported Preferred Stock and the terms of the Reported Warrants, the Reporting Persons cannot convert any of the Reported Preferred Stock or exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to convert all of the Reported Preferred Stock or exercise all of the Reported Warrants due to the Blockers.

CUSIP No. 759757107	SCHEDULE 13G/A	Page 7 of 8 Pages

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and the Reported Warrants (subject to the Blockers) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaim any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 759757107	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 19, 2016

EMPERY TAX EFFICIENT II, LP
By: EMPERY ASSET MANAGEMENT, LP, its Authorized Agent

By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe